UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 27, 2022, announcing that the Company has been included in the Bloomberg Gender-Equality Index for the fifth consecutive year.

The information contained in this Report on Form 6-K, excluding the commentary of Hugo De Stoop, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 27, 2022

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Thursday 27 January 2022 – 08:00 CET _______________________________________

EURONAV INCLUDED IN THE BLOOMBERG GENDER-EQUALITY INDEX FOR THE FIFTH CONSECUTIVE YEAR

ANTWERP, Belgium, 27 January 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that it has been included in the Bloomberg Gender-Equality Index (GEI) for the fifth consecutive year. The GEI is a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. Euronav scored 62.84%, which is higher than the average score of the Transportation and Logistics sector of 47.61%.

Euronav is one of 414 companies, headquartered in 45 countries and regions across 11 sectors, that are included in this year’s index. The companies reflected in the 2022 Index have a combined market capitalization of USD 1 trillion and scored above the GEI Score threshold for inclusion. Euronav is one of only three Belgian companies included in the GEI.

“Our inclusion in the GEI for the fifth consecutive year is a recognition of our commitment to the advancement of women onshore and at sea. Creating an inclusive and diverse culture is an integral part of our company and our sustainability journey. Our company will continue to strive for an equal playfield for all employees”, comments Hugo De Stoop, CEO of Euronav.

GEI Framework

Bloomberg’s Gender Reporting Framework (“GEI framework”) is a standardized reporting method used globally to acquire comprehensive workplace gender data. The GEI framework defines a set of metrics used to determine a company’s progress towards equal representation of gender throughout the levels of the organization, commitment to gender equality goals, policies in place to reduce the impact of familial stresses and responsibilities on the workplace, and progress towards positive impact on women outside of the employee base. The GEI framework also provides specific definitions for each data point to ensure the data is consistently measured across markets and industries.

PRESS RELEASE Thursday 27 January 2022 – 08:00 CET _______________________________________

The reference index measures gender equality across five pillars: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand.

The full list of companies included in the index and aggregate high-level findings are available on the website: www.bloomberg.com/GEI.

A full description of the scoring methodology can be found at www.bloomberg.com/GEI/resources.

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Contact:
Brian Gallagher
Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Ilse Derijck
Communication Manager
Tel: +32 472 73 04 84
Email: communications@euronav.com

PRESS RELEASE Thursday 27 January 2022 – 08:00 CET _______________________________________

Announcement of Q4 Results: Thursday 3 February 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 43 VLCCs (with further three under construction), 27 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) with a further three under construction and 2 FSO vessels (both owned in 50%-50% joint venture).

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.